SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.


                                    FORM U-6B-2


                            CERTIFICATE OF NOTIFICATION


Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.


Certificate is filed by the following subsidiaries of American Electric Power Company, Inc.:

AEP C&I COMPANY, LLC                        AEP T&D SERVICES LLC
AEP C3 COMMUNICATIONS                       AEP TEXAS C&I RETAIL, LP
AEP COAL INC (Quaker)                       AEP Texas POLR LLC
AEP COMMUNICATIONS, LLC                     AEPES CANADIAN GAS TRADING
AEP CREDIT, INC.                            AEPES EMISSIONS/OTHER TRADING
AEP DELAWARE INVEST CO                      AEPES US GAS TRADING
AEP EM TECH LLC                             CENTRAL & SOUTH WEST CORPORATION
AEP ENERGY SERVICES, INC.                   CSW EASTEX LP I, INC.
AEP ENERGY SRVCS GAS HOLDING CO             CSW ENERGY SERVICES, INC.
AEP FIBER, LLC                              CSW ENERGY, INC.
AEP GAS POWER GP LLC                        CSW INTERNATIONAL, INC.
AEP GAS POWER SYSTEM LLC                    ENERSHOP
AEP HOLDINGS I, CV                          LIG PIPELINE CO
AEP INDIAN MESA LP, LLC                     LIG, INC.
AEP INVESTMENTS, INC.                       MUTUAL ENERGY SERVICE CO, LLC
AEP OHIO C&I RETAIL CO, LLC                 MUTUAL ENERGY SWEPCO LP
AEP OHIO RETAIL ENERGY LLC                  MUTUAL ENERGY WTU LP
AEP PUSHAN POWER, LDC                       MUTUAL ENERGY, LLC
AEP RES PROJ MGMT CO LTC                    NEWGULF POWER VENTURE
AEP RESOURCES INTERNATIONAL, LTD.           POLR POWER LP
AEP RESOURCES SERVICES, LLC                 REP HOLDCO INC
AEP RESOURCES, INC.




This Certificate is notice that the above-named companies have issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.

1.   Type of security or securities.

              Open account borrowings made by certain subsidiaries (the "Companies") from American Electric Power Company, Inc. ("Parent") as part of intercompany financing program.

2.   Issue, renewal or guaranty.

              Issuance of cash advances directly from parent to subsidiaries.

3.   Principal amount of each security.

              Funds are borrowed and/or repaid daily as cash needs indicate.

4.   Rate of interest per annum of each security:

              Effective average rate of interest at end of quarter was 2.24%.

5.   Date of issue, renewal or guaranty of each security.

              Borrowings are made on a daily basis and reported at the end of the quarter.

6.   If renewal of security, give date of original issue.

              Borrowings are made on a daily basis and reported at the end of the quarter. See Schedule 1.

7.   Date of maturity of each security.

              Borrowings are made on a daily basis with maturities ranging from overnight to up to six months.

8. Name of persons to whom each security was issued, renewed or guaranteed.

              Short-term borrowings are by certain non-regulated subsidiaries to American Electric Power Company, Inc.

9.   Collateral given with each security.

              None.

10.  Consideration received for each security.

              None, other than interest accrued.

11.  Application of proceeds of each security.

              The proceeds from the issuance of the securities are to be used to finance the existing business of the Companies.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

              (a) the provisions contained in the first sentence of
                  Section 6(b).

              (b) the provisions contained in the fourth sentence of
                  Section 6(b).

              (c) the provisions contained in any rule of the Commission
                  other than Rule U-48.            X

13.  If the security or securities were exempt from the provisions of
     Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

              Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

              Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

              Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.

AEP C&I COMPANY, LLC                        AEP T&D SERVICES LLC
AEP C3 COMMUNICATIONS                       AEP TEXAS C&I RETAIL, LP
AEP COAL INC (Quaker)                       AEP Texas POLR LLC
AEP COMMUNICATIONS, LLC                     AEPES CANADIAN GAS TRADING
AEP CREDIT, INC.                            AEPES EMISSIONS/OTHER TRADING
AEP DELAWARE INVEST CO                      AEPES US GAS TRADING
AEP EM TECH LLC                             CENTRAL & SOUTH WEST CORPORATION
AEP ENERGY SERVICES, INC.                   CSW EASTEX LP I, INC.
AEP ENERGY SRVCS GAS HOLDING CO             CSW ENERGY SERVICES, INC.
AEP FIBER, LLC                              CSW ENERGY, INC.
AEP GAS POWER GP LLC                        CSW INTERNATIONAL, INC.
AEP GAS POWER SYSTEM LLC                    ENERSHOP
AEP HOLDINGS I, CV                          LIG PIPELINE CO
AEP INDIAN MESA LP, LLC                     LIG, INC.
AEP INVESTMENTS, INC.                       MUTUAL ENERGY SERVICE CO, LLC
AEP OHIO C&I RETAIL CO, LLC                 MUTUAL ENERGY SWEPCO LP
AEP OHIO RETAIL ENERGY LLC                  MUTUAL ENERGY WTU LP
AEP PUSHAN POWER, LDC                       MUTUAL ENERGY, LLC
AEP RES PROJ MGMT CO LTC                    NEWGULF POWER VENTURE
AEP RESOURCES INTERNATIONAL, LTD.           POLR POWER LP
AEP RESOURCES SERVICES, LLC                 REP HOLDCO INC
AEP RESOURCES, INC.




                                    /s/ Armando A. Pena
                          -------------------------------------------------
                                  Armando A. Pena, Treasurer

                                     October 8, 2002

                  U-6B-2 Borrowings of Non-Reg AEP Corp & Subs
                           (Parent Borrowing Program)

                                                            Outstanding
                                                            Borrowings at
                                                            Quarter End
        Name of Borrower               Account Code           09/30/02
-----------------------------------------------------------------------------
                                                            (thousands)

CENTRAL & SOUTH WEST CORPORATION           101                         (268)
AEP COAL INC (Quaker)                      302                      (88,079)
AEP COMMUNICATIONS, LLC                    126                      (46,129)
    AEP FIBER, LLC                         193                      (31,603)
AEP C3 COMMUNICATIONS                      109                      (47,812)
AEP CREDIT, INC.                           154                      (49,834)
AEP ENERGY SERVICES, INC.                  185                     (126,504)
     AEPES CANADIAN GAS TRADING            329                       (7,184)
     AEPES EMISSIONS/OTHER TRADING         333                       (1,335)
     AEPES US GAS TRADING                  328                     (116,968)
AEP HOLDINGS I, CV                         191                           (6)
AEP INDIAN MESA LP, LLC                    314                      (53,143)
AEP INVESTMENTS, INC.                      196                       (2,899)
    AEP EM TECH LLC                        149                       (4,833)
AEP RESOURCES, INC.                        172                     (137,672)
     AEP DELAWARE INVEST CO                207                           (1)
     LIG PIPELINE CO                       142                          (37)
     LIG, INC.                             136                           (9)
     AEP RESOURCES INTERNATIONAL, LTD.     141                         (128)
     AEP RESOURCES SERVICES, LLC           158                           (9)
     AEP PUSHAN POWER, LDC                 115                         (958)
     AEP RES PROJ MGMT CO LTC              163                           (3)
     AEP ENERGY SRVCS GAS HOLDING CO       127                      (38,857)
AEP T&D SERVICES LLC                       204                         (317)
AEP C&I COMPANY, LLC                       203                       (4,924)
     AEP GAS POWER GP LLC                  173                      (15,683)
     AEP GAS POWER SYSTEM LLC              112                       (3,232)
     AEP OHIO C&I RETAIL CO, LLC           123                           (3)
     AEP TEXAS C&I RETAIL, LP              195                       (3,282)
AEP Texas POLR LLC                         116                           (3)
     POLR POWER LP                         308                       (1,741)
MUTUAL ENERGY, LLC                         223                         (166)
     AEP OHIO RETAIL ENERGY LLC            157                       (1,250)
     MUTUAL ENERGY SERVICE CO, LLC         138                      (21,141)
REP HOLDCO INC                             174                       (2,166)
     MUTUAL ENERGY SWEPCO LP               137                           (7)
     MUTUAL ENERGY WTU LP                  229                         (988)
CSW ENERGY, INC.                           171                     (278,132)
     CSW EASTEX LP I, INC.                 273                       (1,212)
     NEWGULF POWER VENTURE                 252                         (316)
CSW INTERNATIONAL, INC.                    146                         (135)
ENERSHOP                                   165                       (5,661)
CSW ENERGY SERVICES, INC.                  176                      (28,350)

                                                        ---------------------
                                                                 (1,122,980)